

April 30, 2015

Mats Wallin
Chief Financial Officer
Autoliv, Inc.
Vasagatan 11, 7th Floor, SE-111 20
Box 70381
SE-107 24 Stockholm, Sweden

      Re: **Autoliv, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Form 10-Q for the Quarterly Period Ended March 31, 2015
              File No. 001-12933

Dear Mr. Wallin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2015

11. Contingent Liabilities

Antitrust matters, page 15

1.   We note from disclosures provided in your fiscal 2014 Form 10-K you were in discussions with certain OEMs regarding the possible resolution of potential claims for purchases not covered by the U.S. direct purchaser settlement. You also disclose that any potential loss contingencies resulting from discussions with these OEMs, individually or in the aggregate, were not reasonably estimable at that time; therefore, no additional amounts were accrued. In March 2015, you reached agreements regarding additional settlements to resolve the above claims and the total amount of such settlements was $81 million of which $77 million was expensed during the first quarter of 2015, net of existing amounts that had been accrued for in 2014. In this regard, please explain to us the facts and circumstances and timeline surrounding the negotiation and upon ultimately

reaching the additional settlement agreements. As part of your response, please provide us with your policy and procedures determining the timing and recognition of contingent liabilities pursuant to ASC 450-20-25 and more specifically, tell us why a reasonable estimate of the loss could not be made given the close proximity to when you reached the settlement agreements with certain direct purchasers' global (including U.S.) or non-U.S. antitrust claims which were not covered by its U.S. direct purchaser settlement. Notwithstanding the above, please tell us why you were unable to disclose an estimate of the possible loss or range of loss at the end of fiscal 2014 pursuant to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief